FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1.	Press release dated July 14, 2003, titled, “Santander Central Hispano Sells Philippines Units to Banco de Oro.”

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ITEM 1

SANTANDER CENTRAL HISPANO SELLS PHILIPPINES
UNITS TO BANCO DE ORO

•	Sale reflects concentration in core markets in Europe and Latin America
•	The buyer is the 10th largest bank in The Philippines

Madrid, July 14, 2003 – Santander Central Hispano, as part of its worldwide strategy of concentrating activities in core markets, has reached an agreement whereby Banco de Oro Universal Bank (BDO) will acquire its subsidiaries Banco Santander Philippines (BSPI) and Santander Investment Securities Philippines Inc (SISPI) for US$48.5 million, of which US$5.5 million corresponds to minority shareholders. The transaction is pending approval from the Philippines’ authorities.

Under the terms of the agreement, Banco de Oro (BDO) will acquire the 88.45% of BSPI, as well as another 11.55% held by minority shareholders, and the 100% stake in SISPI owned by Santander Central Hispano. The agreement stipulates that 10% of the total share capital of BSPI will be retained by Santander Central Hispano in an escrow account for a 6-9 month period during which the acquired bank will continue to use the Santander logo and be managed by BDO.

BDO said this acquisition will provide it with access to the market for high net worth individuals, a niche that BSPI has successfully developed over the years. It presents an opportunity for BDO to further expand its coverage of a segment of the Consumer Market.

Comunicación Externa. Plaza de Canalejas, 1 - 28014 - MADRID. Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

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BSPI has a single branch office in the central business district of Makati with 43 full-time employees focusing on corporate and private banking, and treasury, with brokerage business undertaken by SISPI. BSPI is an extremely well capitalized entity, with a strong balance sheet and high asset quality. At the end of March 2003 it had US$104 million in assets with a non-performing loan ratio of 0%.

The sale of BSPI reflects an ongoing refocus of Santander Central Hispano’s presence in Asia, and its concentration on priority markets in Southern Europe and Latin America.

BDO is a full service universal bank with 155 branches. It was listed in the Philippine Stock Exchange on May 2002. It has subsidiaries involved in Investment Banking, Insurance, Credit Card and Real Estate development. As of the first quarter of this year, BDO ranked 10th in terms of asset size, and 9th in terms of Capital, among the country’s 41 commercial banks.

Santander Central Hispano is the largest financial group in Spain and Latin America, with more than 9,000 offices in 40 countries. It ranks in the top 15 banks worldwide in terms of market capitalization.

Comunicación Externa. Plaza de Canalejas, 1 - 28014 - MADRID. Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

2

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: July 15, 2003	By:	/s/ José Antonio Alvarez
		Name:	José Antonio Alvarez
		Title:	Executive Vice President